EXHIBIT 4.14

B

Vice President, Human Resources

PERSONAL & PRIVATE

23 March, 1999

Mr. Charles W. Goodyear,
Suite 2200,
1615 Poydras Street,
New Orleans, LA 70112
United States of America

Dear Chip,

On behalf of the Managing Director, I am pleased to offer you full time employment with The Broken Hill Proprietary Company Limited (“BHP” or the “Company”) as Vice President and Chief Financial Officer of the Company.

This offer is made subject to approval being obtained from the Australian Government for the requisite visa entry and work permit for you and also subject to your health and fitness being found satisfactory to our Company. The appointment requires you to be resident in Melbourne, Australia, although it involves frequent travel both within Australia and overseas as part of the responsibilities of the position.

Requisite standards of conduct for all employees are set out in the attached statement and must be adopted by everyone who joins the Company.

Commencement conditions of employment offered are as follows:

Regular remuneration

•	Base salary

The Broken Hill Proprietary Company Limited ACN 004 028 077
BHP Tower 600 Bourke Street Melbourne Victoria 3000 Australia
(GPO Box 86A Melbourne Victoria 3001 Australia)
Telephone 61 3 9609 3333 Telex AA30408 Facsimile 61 3 9609 3015

Your base salary will be at the rate of A$ 1,000,000 per annum, as from date of your commencement in the position and it will be subject to periodical review.

•	Annual leave

Annual leave entitlement shall be four weeks per annum commencing immediately. This leave is expected to be used each year by you for vacation purposes, although some accumulation is permitted from each year’s entitlement to a maximum of 20 weeks’ accrual.

•	Long service leave

Long service leave will accrue at the rate of 8-2/3 weeks at base salary rate after ten years’ service. No entitlement applies in the event of termination of employment under ten years’ service.

•	Personal accident insurance

An amount of four-times’ prevailing base salary would be granted to your Estate should you die whilst travelling on any Company business, provided the itinerary involves some air travel.

•	Health insurance

You and your family will be able to participate in the BHP International Medical Plan administered in the US by BHP Minerals. You may have some exposure to a proportion of costs under Australian law but major expenditures will be substantially covered under that Plan.

•	Annual health assessment and counselling

This will be provided confidentially and at no cost to you, by the BHP Medical Centre.

Incentives

The Board may, upon the recommendation of the Managing Director, determine that you be granted or offered incentives in the form of cash or equity participation opportunity from time to time. This is not to say that any such provisions are guaranteed or regular.

Currently, the Executive Incentive Plan and the Employee Share Plan comprise the vehicles for incentives.

•	Bonus/short-term incentive

Participation in the Executive Incentive Plan, which presently has a guideline reward opportunity equivalent to 60% of base salary. Incentive is considered annually and is variable in accordance with Corporate and personal performance. It is not counted for superannuation (retirement plan) purposes. A copy of the Plan rules is attached.

•	Long term incentive

Participation in the Employee Share Plan which aims to enable senior executives to participate in the wealth created for shareholders in general through growth in the stock market price in the Company’s shares. Specifically, you will be offered, as soon as practicable after joining the Company, 350,000 Plan Options which would be exercisable, subject to achievement of performance hurdles to be set by the Company, at the market price of BHP shares at the time of issue. The performance conditions will relate to the index of BHP total shareholder return performance measured against selected comparator indices over a period of not less than three years. The Options will have a maximum life of 10 years.

In the event of your employment ending for any reason:

•	those Options which are exercisable on the date of cessation of employment may be exercised during the 24 months thereafter, and

•	those Options which may become exercisable during the 24 months following your departure from the Company may be exercised by you within 6 months of their becoming exercisable.

The above provisions relating to Options exercise are identical with those that will apply to the two Executive Directors in the Options issue approved last month for them by Shareholders .

You will, in addition, be offered 350,000 Options also under performance conditions and with an exercise price at the then prevailing market price of BHP shares as soon as practicable after the first anniversary of your employment with the Company. Terms of issue ( including any exercise rights upon termination of employment ) of that Options issue will be determined nearer that time by the Board.

A copy of the Plan rules is attached.

Relocation benefits and transitional incentives

Your relocation will be assisted by the following provisions, which will apply for the periods specified or until your cessation of employment with the Company, whichever occurs the sooner:

•	Relocation

Air travel directly from the USA to Melbourne and temporary housing and transportation [i.e. rental car] will be provided for you and your family (i.e. wife and dependent children) to relocate to Melbourne. The Company will arrange for the transportation of household furniture and goods related to your move to Melbourne.

If you decide to sell your current residence in New Orleans, as a result of accepting this offer of appointment, the normal direct selling costs (agent’s fees and legal costs) will be reimbursed to you including a gross-up to reflect the taxable portion of such reimbursement.

A subsidised rental property will be provided to allow you time to decide whether to purchase a house in Melbourne and, if affirmative, to seek out and purchase a suitable property. The subsidy will be 60% of the rent on an approved furnished apartment or house as agreed. This will be available for up to six months, if required. In addition, if you elect to purchase a home in Melbourne the Company will reimburse you for normal costs associated with such purchase (agent’s fees and legal costs) including a gross-up to reflect the taxable portion of such reimbursement.

In addition the Company will provide at its cost the services of a relocation consultant in Melbourne to assist you and your family in the relocation to Australia.

•	Establishment and service retainers

A cash payment of US$ 500,000 gross will be made to you as an incentive to terminate your existing retainer agreement.

•	Tax issues

This offer is made after you have been advised of the effect of both US and Australian taxes on your future salary and investment income. In the event that Australian Tax Law is changed during the period of your residency such that investment gains achieved during your Australian tax residency on assets acquired prior to your Australian tax residency become unavoidably subject to Australian Capital Gains Tax, the Company will reimburse you for such additional tax, including a gross-up for the impact of such tax. The amount of the reimbursement will be determined by the difference between the tax due based on Australian Tax Law and the tax laws and regulations in the United States of America applying to a U.S. resident. The amount of additional tax eligible for reimbursement in this circumstance shall be limited to US$2,000,000.

It is mandatory that the accounting firm (currently, Arthur Andersen) nominated by the Company prepare all your tax returns during these periods. This will be done at Company expense. This service is also available upon request for your accompanying family members. (However, it is still your and your family’s personal legal responsibility to ensure that tax returns are lodged as required and tax payments are made as appropriate).

The Company will grant you an A$ 300,000 per annum, payable monthly, as a tax impact allowance, in partial recognition of the additional tax burden you assume due to your acceptance of the assignment. This amount shall not be deemed to be salary for purposes of benefit determination.

Termination of employment

You or the Company may determine to cease your employment upon the giving of not less than one month’s notice.

In addition to the above, should your service be terminated at the request of the Company for any reason other than cause within the first five years of your employment, then the Company will continue to pay your base salary until such time (to a maximum of 12 months) as you obtain alternative employment.

In addition to the above, should you be required to end your employment to avoid a significant additional tax burden that would be caused by continuing tax residency in Australia, then the Company will continue to pay your base salary until such time (to a maximum of 12 months) as you obtain alternative employment.

In addition to the above, should there be a diminution of your responsibilities or a decrease in your base salary inconsistent with other senior officers of the Company, then within six months of such action by the Company you may elect to resign from the Company and the Company will continue to pay your base salary as it existed before such action by the Company until such time (to a maximum of 12 months) as you obtain alternative employment.

If your service ends for any cause, you and your family will be repatriated by air travel upon request directly to the city of your choice in the USA, provided that you have no entitlement to such repatriation by any prospective employer at that time. Likewise, such household furniture and goods that you may wish to transport from Australia at that time will be relocated by the Company to your new place of residence, and the Company will reimburse any costs related to sale of your residence in Melbourne, in the event they are not paid by your successor employer.

Acceptance

If it is your intention to accept this appointment, would you please confirm that you are in agreement with the package and all conditions including herein by signing at the foot of this letter, returning it to me and retaining a copy for yourself.

I hope that you will accept this challenging opportunity to join the Company’s senior executive team.

Yours sincerely,

/s/    T.F.R. BROWN
T.F.R. Brown

Accepted:	/s/ CHARLES W. GOODYEAR	Date: 3/24/99

cc:	Paul M. Anderson
Craig W. Mudge
William N. Patullo

Attach.